RED FISH PROPERTIES, INC.

July 13, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Fish Properties, Inc. Withdrawal of Request for Withdrawal of Offering Statement on Form 1-A File No. 024-10719

Ladies and Gentlemen:

On July 13, 2017, Red Fish Properties, Inc., (the “Company”) filed a request for withdrawal of its Offering Statement on Form 1-A, (File No. 024-10719), together with all exhibits (collectively, the “Offering Statement”). However, the Company inadvertently filed the request for withdrawal on SEC Form RW instead of Form 1-A-W. Accordingly, we hereby respectfully request that the request for withdrawal of Offering Statement, (File No. 024-10719) be withdrawn. The Company intends to immediately refile the original request for withdrawal on the proper SEC Form 1-A-W.

If you have any questions or require any additional information, please call the Company’s consultant Thomas DeNunzio at (401) 641-0405.

Very truly yours,

Red Fish Properties, Inc.

By: /s/ Thomas N. Mahoney

              Thomas N. Mahoney,

Its President